Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 13 DATED DECEMBER 3, 2014

TO THE PROSPECTUS DATED APRIL 28, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2014 (the “Prospectus”), as supplemented by Supplement No. 12, dated November 25, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following new subsection is inserted before the paragraph that is immediately prior to the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Corporate Line of Credit” on page 81 of the Prospectus:

Dallas Distribution Portfolio

On November 26, 2014, we, through our wholly-owned subsidiaries, acquired from CRP Oakmont Flower Mound, L.L.C. and CRP Oakmont Grand Prairie, L.L.C., a 100% fee interest in three industrial buildings located in the Dallas market, totaling approximately 1.3 million square feet on 72.7 acres, which we refer to herein as the “Dallas Distribution Portfolio.” The Dallas Distribution Portfolio is a recently completed development opportunity in a targeted top-tier industrial market, and is 17% leased to two customers with a weighted-average remaining lease term (based on square feet) of 4.8 years. One customer in the Dallas Distribution Portfolio individually leases more than 10% of the rentable area of the Dallas Distribution Portfolio, as described below:

•	Universal Display & Fixtures Company, a custom designer and manufacturer of merchandising displays and retail environment solutions, leases approximately 148,000 square feet, or approximately 12% of the portfolio’s rentable area, under a lease that expires in May 2019 with one option to extend the lease for a period of five years. The annual base rent under the lease is currently approximately $0.5 million and is subject to annual rent escalations of approximately 3% beginning in April 2015.

In general, the customers will be responsible for paying directly or reimbursing the landlord for their pro-rata share of the real estate taxes, insurance, and repair and maintenance of its respective property.

Our management currently believes that the Dallas Distribution Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the Dallas Distribution Portfolio will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Dallas Distribution Portfolio that may compete with this building. The cost of the Dallas Distribution Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total purchase price was approximately $74.6 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. Our definition of purchase price capitalization rate is not applicable for the Dallas Distribution Portfolio because it was not stabilized at acquisition due to it having occupancy requirements that differ from our stabilized properties. Pursuant to the terms of the Amended and Restated Advisory Agreement, we paid an acquisition fee to the Advisor of approximately $1.5 million, equal to 2.0% of the purchase price of this transaction. We funded this acquisition using proceeds from this offering and borrowings under our corporate line of credit.

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The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Dallas Distribution Portfolio for each of the past five years ended December 31:

Year Ended December 31(1)	Weighted-Average Occupancy		Average Effective Annual Gross Rent per Leased Square Foot(2)
2013	20	%(1)	$3.65	(3)

(1)	Two buildings totaling approximately 755,000 square feet were completed during 2013. The third building totaling approximately 520,000 square feet was completed during 2014.
(2)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.
(3)	The average effective annual gross rent per leased square foot, including customer concessions, for the year ended December 31, 2013 was $0.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the Dallas Distribution Portfolio:

Year	Number of Leases	Gross Leasable Area		Annualized Base Rental Income	Percent of Total Annualized
		Approximate Square Feet	Percent of Total Leasable Area	of Expiring Leases(1)	Base Rental Income
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	1	148,000	12%	$540,000	64%
2020	1	72,000	5%	$301,000	36%
2021	—	—	—	—	—
2022	—	—	—	—	—
2023	—	—	—	—	—

(1)	Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.

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